02051016

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K/A

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the fiscal year ended December 31, 2001

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

OCEANEERING RETIREMENT INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

OCEANEERING INTERNATIONAL, INC.
11911 FM 529
HOUSTON, TEXAS 77041

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Advisory Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

OCEANEERING RETIREMENT INVESTMENT PLAN

By: ______________________
George R. Haubenreich, Jr.
Chairman, Advisory Committee

Date: August 12, 2002

Oceaneering Retirement Investment Plan

Form 11-K/A

INDEX

REPORT OF INDEPENDENT AUDITORS

To the Administrative Committee of the Oceaneering Retirement Investment Plan:

We have audited the accompanying statement of net assets available for benefits of the Oceaneering Retirement Investment Plan as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001 and nonexempt transactions for the year ended December 31, 2001 are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

Houston, Texas
August 9, 2002

ARTHUR ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Administrative Committee of the Oceaneering Retirement Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Oceaneering Retirement Investment Plan as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and supplemental schedules referred to below are the responsibility of the Administrative Committee. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Oceaneering Retirement Investment Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2000 (Schedule I) and nonexempt transactions for the year ended December 31, 2000 (Schedule II) are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Houston, Texas
June 20, 2001

THIS IS A COPY OF THE AUDIT REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN IN CONNECTION WITH THE PLAN'S FILING ON FORM 11-K FOR THE YEAR ENDED DECEMBER 31, 2000. THIS AUDIT REPORT HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN IN CONNECTION WITH THIS FILING ON FORM 11-K. SEE PAGE 11 HERETO FOR FURTHER DISCUSSION.

OCEANEERING RETIREMENT INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2001 and 2000

	2001	2000
Investments, at fair value:	$60,971,413	$56,672,516
Receivables:		
Employee contributions	189,296	376,563
Employer contributions	269,431	256,161
Interest	54,096	52,437
Due from broker for securities sold	660,710	142,261
Other Payable	(26,312)	(23,330)
Net assets available for benefits	$62,118,634	$57,476,608

The accompanying notes to financial statements are an integral part of these financial statements.

OCEANEERING RETIREMENT INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2001

	2001
Net assets available for benefits:	
Beginning of year	$ 57,476,608
Contributions:	
Employee contributions	5,369,059
Employer contributions in stock	3,623,755
Employer contributions in cash	61,766
Employee Rollovers	377,802
Total contributions	9,432,382
Other income	915,147
Net depreciation in fair value of investments	(968,095)
Administrative expenses	(12,525)
Distributions	(4,724,883)
Net assets available for benefits:	
End of year	$ 62,118,634

The accompanying notes to financial statements are an integral part of this financial statement.

OCEANEERING RETIREMENT INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS

(1) The Plan and Trust

The following description of the Oceaneering Retirement Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan covering employees (except employees who are paid exclusively on payrolls other than United States payrolls and temporary employees as defined in the Plan) of Oceaneering International, Inc. (the "Company") and its U.S. affiliates who have completed twelve months of service.

The Company is the plan administrator and sponsor of the Plan as defined under the Employee Retirement Income Security Act of 1974, as amended (ERISA). Wells Fargo is the trustee of all investments held by the Plan.

Participants have the option of investing their contributions among eighteen funds, two common/collective funds; fifteen mutual funds, and Company common stock.

Participants may contribute on a pre-tax basis up to 16 percent of their compensation, as defined, per plan year, up to the maximum deferrable amount allowed by the Internal Revenue code (the Code).

The Company contributes amounts equal to 100 percent of an employee's deferred compensation up to a maximum of 6 percent of such employee's eligible compensation. All employer contributions are made in company common stock. However, the Plan gives participants the unrestricted right to reallocate their matching accounts from the Company common stock into any other investment fund offered by the Plan.

The Plan provides that each fund's income shall be allocated daily to the individual participants in the proportion that the individual participant's account balance in such fund bears to the total balance of that fund, after reducing the participant's account by any distributions.

Participants may borrow from their participant accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms shall not exceed 5 years unless the loan is used to acquire a principal residence. The loan terms for the purchase of a principal residence shall not exceed 10 years. The loans are secured by the balance in the participants' accounts and bear interest at a rate commensurate with local prevailing rates as determined by the Advisory Committee on a uniform and consistent basis and set forth in the procedures in accordance with applicable government regulations. Interest rates for loans range between 5.75 and 10.50 percent as of December 31, 2001. Principal and interest is paid through payroll deductions.

The general administration of the Plan is vested in an Advisory Committee which consists of five persons appointed by the Board of Directors of the Company. Any expenses incurred in connection with the purchase and sale of securities for the Plan funds are paid by the Plan. All other expenses of the Plan are paid by the Company.

The Plan provides that the entire amounts of participant contributions are fully vested. The Plan provides that employer contributions will vest according to the following schedule:

Years of Service	Vested Percentage
Less than 1	0%
At least 1 but less than 2	10%
At least 2 but less than 3	20%
At least 3 but less than 4	40%
At least 4 but less than 5	60%
At least 5 but less than 6	80%
6 or more	100%

The non-vested portion of a participant's employer contribution account is forfeited upon termination of employment for any reason prior to age 55 other than his or her death or disability. If the participant is not reemployed by the end of the plan year within which the termination occurred, his or her employer contribution account is closed and the forfeiture, including income attributable thereto, will be used to reduce subsequent employer contributions under the Plan. The Plan provides for reinstatement of forfeitures pursuant to a specific formula for participants who are reemployed prior to incurring five consecutive years within which a participant has less than the required hours of service.

Included in net assets available for benefits are forfeitures in the amount of $802,159 and $177,895 at December 31, 2001 and 2000 respectively, such amounts being available to reduce future employer contributions.

The Company may amend or modify the Plan at any time except that no amendment or modification may have the effect of transferring to the Company or any participating employer any interest or ownership of the Plan's net assets, or of permitting the same to be used for purposes other than the exclusive benefit of the participants. No amendment shall decrease the account of any participant, and no amendment shall change the Plan's vesting schedule unless each participant having not less than 5 years of service is permitted to elect to have the vested portion of his account computed under the Plan without regard to the amendment. On any termination of the Plan, each participant for whom the Plan is terminated shall receive the full amount of shares of Company common stock, or cash, then credited to his or her account. Any administrative costs or expenses incurred incident to the final liquidation of the Plan shall be paid by the Company, except that in the case of bankruptcy or insolvency of the Company, such expenses shall be paid by the Plan.

(2) Accounting Policies

The records of the Plan are maintained on a cash basis of accounting and are converted to the accrual basis for financial reporting purposes using information provided by Wells Fargo. Oceaneering International, Inc. common stock is reported in the accompanying financial statements at fair value based on the quoted market price. The Plan's other investments (common/collective funds and mutual funds) are stated at their respective fair values, as determined by the trustee and by reference to published market data.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

(3) Risks and Uncertainties

The Plan provides for various investments in Oceaneering International, Inc. common stock, common/collective funds and mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

(4) Federal Income Taxes

The Plan has received a determination letter from the Internal Revenue Service dated October 11, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. However, the Plan has been restated since receiving the determination letter. Also once qualified, the Plan is required to operate in compliance with the Code to maintain its qualification. The Company has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

(5) Investments

The following presents investments that represent 5 percent or more of the Plan's net assets at December 31, 2001 or 2000.

	2001	2000
Oceaneering International, Inc. Common Stock	$25,629,006	$24,486,527
MFS Capital Opportunities Fund	6,081,130	9,509,830
Dreyfus Intermediate Term Income Fund	9,466,226	8,674,011
MFS Mid Cap Growth Fund	4,808,485	6,309,915
Wells Fargo Stable Return Fund	3,817,929	658,030

In the accompanying statement of changes in net assets available for benefits, net depreciation in fair value of investments consists of both realized gains and losses on the disposition of Plan investments and unrealized appreciation or depreciation of Plan investments. During 2001, the Plan's investments appreciated (depreciated) in value as follows:

Common Stock	$3,943,824
Common/Collective Funds	(45,531)
Mutual Funds	(4,866,388)
	$ (968,095)

(6) Subsequent Events

Effective January 1, 2002, the Gulf Coast Inspection, Inc. 401(k) Plan ("GCII Plan") merged into the Plan and the employees who were eligible to participate in the GCII Plan immediately prior to the effective date became eligible to participate in the Plan.

RESTATED

OCEANEERING RETIREMENT INVESTMENT PLAN
SCHEDULE G, PART III – SCHEDULE OF NON-EXEMPT TRANSACTIONS
EIN: 95-2628227 PN: 003

Year Ended December 31, 2001

Identity of Party Involved	Relationship to Plan Employer or Other Party of Interest	Description of Transactions Including Maturity Date, Rate of Interest, Collateral and Maturity Value	Amount Loaned	Interest Incurred On Loan
Oceaneering International, Inc.	Employer	Lending of monies from the Plan to the Employer (contributions not timely Remitted to the Plan) as follows:		
		Late payment of September 30, 2000 contributions, received October 23, 2000, interest at 10.0% per annum.	$198,116	$163
		Late payment of September 30, 2000 contributions, received November 7, 2000, interest at 10.0% per annum.	27,939	138
		Late payment of December 31, 2000 contributions, received January 26, 2001, interest at 10.0% per annum.	170,979	187
		The above interest amounts were remitted to the Plan by the employer on June 25, 2001.		$488
		The above late payments relate to the change in Trustee during October, 2000.		

Oceaneering Retirement Investment Plan
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
EIN: 95-2628227 PN: 003

December 31, 2001

	Description or Identity of User	Description of Investment	Current Value
*	Oceaneering International, Inc. Common Stock	1,158,635 shares	$ 25,629,006
	American Century Income & Growth Fund	Registered Investment Company	219,189
	MFS Capital Opportunities Fund	Registered Investment Company	6,081,130
*	Wells Fargo S & P 500 Index Fund	Common/Collective Fund	1,423,549
*	Wells Fargo Large Company Growth Fund	Registered Investment Company	714,775
	Janus Enterprise Fund	Registered Investment Company	789,031
	MFS Mid Cap Growth Fund	Registered Investment Company	4,808,485
	Dreyfus Emerging Leaders Fund	Registered Investment Company	1,419,550
	Janus Overseas Fund	Registered Investment Company	959,179
	AIM Basic Value Fund	Registered Investment Company	176,614
	Dreyfus Mid Cap Value	Registered Investment Company	1,254,080
*	Wells Fargo Stable Return Fund	Common/Collective Fund	3,817,929
	Dreyfus Intermediate Term Income Fund	Registered Investment Company	9,466,226
	AIM Balanced Fund	Registered Investment Company	1,248,950
*	Wells Fargo Outlook 2010 Fund	Registered Investment Company	146,071
*	Wells Fargo Outlook 2020 Fund	Registered Investment Company	100,830
*	Wells Fargo Outlook 2030 Fund	Registered Investment Company	27,366
*	Wells Fargo Outlook 2040 Fund	Registered Investment Company	61,219
*	Participants Loans	Interest rates ranging from 5.75% to 10.5% with varying maturity dates	2,628,234
	Total		$ 60,971,413

* Party-In-Interest

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 2-77451) pertaining to the Oceaneering Retirement Investment Plan of our report dated August 9, 2002, with respect to the financial statements and schedules of the Oceaneering Retirement Investment Plan included in this Annual Report (Form 11-K/A) for the year ended December 31, 2001.

Ernst & Young LLP

Houston, Texas
August 9, 2002

NOTE REGARDING CONSENT OF ARTHUR ANDERSEN LLP

The financial statements of Oceaneering Retirement Investment Plan for the year ended December 31, 2000 have been audited by Arthur Andersen LLP. Effective June 24, 2002, the Board of Directors of Oceaneering International, Inc. engaged Ernst & Young, LLP as independent auditors and dismissed Arthur Andersen LLP. We have not been able to obtain, after reasonable efforts, the written consent of Arthur Andersen to our incorporation by reference in the Registration Statement on Form S-8 (No. 2-77451) pertaining to the Plan of Arthur Andersen LLP's report dated June 20, 2001, with respect to the financial statements and the supplemental schedules of the Plan included in this Annual Report on Form 11-K/A for the year ended December 31, 2000. Accordingly, you may be unable to recover amounts sought in any action against Arthur Andersen LLP under the Securities Act of 1933 and the regulations thereunder, and therefore any right of recovery may be limited as a result of the lack of Arthur Andersen LLP's consent.